                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549

                                   FORM 11-K


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1996 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 33-92432

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan as Amended

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Borg-Warner Automotive, Inc.
     200 South Michigan Avenue
     Chicago, Illinois 60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements for the Years Ended December 31, 1996 and 1995 and Supplemental Schedule as of December 31, 1996 and Independent Auditors' Report

BORG-WARNER AUTOMOTIVE
AUTOMATIC TRANSMISSION
SYSTEMS CORPORATION,
STERLING HEIGHTS PLANT
SAVINGS PLAN

Financial Statements as of
December 31, 1996 and 1995 and for the
Year Ended December 31, 1996 and
Supplemental Schedule as of
December 31, 1996 and
Independent Auditors' Report

BORG-WARNER AUTOMOTIVE AUTOMATIC TRANSMISSION SYSTEMS CORPORATION, STERLING HEIGHTS PLANT SAVINGS PLAN

TABLE OF CONTENTS

                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                1
FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits,
    December 31, 1996 and 1995                                              2

  Statements of Changes in Net Assets Available for Benefits,
    Year Ended December 31, 1996                                            3

  Notes to Financial Statements,
    Years Ended December 31, 1996 and 1995                                 4-10

SUPPLEMENTAL SCHEDULE:

  Item 27a - Schedules of Assets Held for Investment Purposes,
    December 31, 1996                                                       11


(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

Borg-Warner Automotive Automatic Transmission Systems Corporation,

Sterling Heights Plant Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1996 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 16, 1997

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
STERLING HEIGHTS PLANT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
(IN THOUSANDS)
---------------------------------------------------------------
                                                  1996    1995

ASSETS
INVESTMENT IN MASTER TRUST                         $894    $323

CONTRIBUTIONS RECEIVABLE                             41
                                                 ------  ------
     Total assets                                   935     323

LIABILITIES

OTHER PAYABLE                                         1
                                                 ------  ------
NET ASSETS AVAILABLE FOR BENEFITS                  $934    $646
                                                 ======  ======
See notes to financial statements.

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
STERLING HEIGHTS PLANT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)
-------------------------------------------------------------------

ADDITIONS TO NET ASSETS:
  Investment income from Master Trust (Note 4):
    Net appreciation in carrying value of investments          $ 38
    Interest income                                               1
    Dividend income                                              40
                                                               ----
      Total investment income                                    79

  Contributions from participants (Note 1)                      480
  Contributions from the Company (Note 1)                        62
                                                               ----
        Total additions                                         621

DEDUCTIONS FROM NET ASSETS:
  Participants' withdrawals                                       9
  Miscellaneous expense                                           1
                                                               ----
        Total deductions                                         10
                                                               ----
NET INCREASE                                                    611

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year           323
                                                               ----
NET ASSETS AVAILABLE FOR BENEFITS - End of year                $934
                                                               ====
See notes to financial statements.

BORG-WARNER AUTOMOTIVE AUTOMATIC TRANSMISSION SYSTEMS CORPORATION, STERLING HEIGHTS PLANT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 1996 AND 1995

1. DESCRIPTION OF PLAN

   The following description of the Borg-Warner Automotive Automatic Transmissions Systems Corporation, Sterling Heights Plant Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   GENERAL - The Plan is a participating plan under the Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust"). The plan sponsor is the Sterling Heights Plant of Borg-Warner Automotive Automatic Transmissions Systems Corporation (the "Company"), a wholly owned subsidiary of Borg-Warner Automotive, Inc. (the "Corporation").

   The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Company has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   ELIGIBILITY - Hourly employees of the Company, who are covered by the collective bargaining agreement between the Company and the UAW Local 314, may participate in the Plan after completing six consecutive months of service with the Company.

   PARTICIPANT'S ACCOUNTS - The participant's accounts consist of the following:

   Savings Account - Participants may voluntarily contribute from one to fifteen percent of their compensation to this account. No other Company contributions are made to this account.

   Matched Contribution Account - Participants with twenty or more years of seniority may elect to contribute up to three percent of compensation to this account. The Company makes contributions equal to 100 percent of participant contributions to this account.

   Retiree Health Account - Participants may voluntarily contribute from 5 to 20 cents for each hour of service. The Company makes contributions equal to 100 percent of participant contributions to this account, up to $400 per year.

   MASTER TRUST - Participants may elect to invest their Savings Account, Matched Contribution Account and Retiree Health Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the Pending Account and Loan Fund which are not fund elections available to participants. The funds of the Master Trust are as follows:

   Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

   Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

   Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund's assets are invested in high-quality money market instruments and financial futures contracts.

   The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

   Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

   Putnam Income Fund - Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments. The fund became an eligible investment option of the Master Trust effective October 1, 1995.

   Loan Fund - Invests in Plan participant loans. Participant borrowings increase the fund balance and principal repayments decrease the fund balance with proceeds reinvested in participant-directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

   Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future Company contributions, and (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

   Participant interests in each of the funds are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:



                                           DECEMBER 31, 1996
                                           NUMBER     NET ASSET
                                             OF         VALUE
                                           UNITS       PER UNIT

Investment Contracts Fund                  100,692     $ 1.00
Putnam Voyager Fund                         14,233      16.27
Putnam S&P 500 Index Fund                    6,557      17.01
The George Putnam Fund of Boston            16,251      16.42
Borg-Warner Automotive, Inc. Stock Fund      3,995      38.50
Putnam Income Fund                             353       7.01


                                           DECEMBER 31, 1995
                                           NUMBER     NET ASSET
                                             OF         VALUE
                                           UNITS       PER UNIT

Investment Contracts Fund                   58,902     $ 1.00
Putnam Voyager Fund                          4,916      15.34
Putnam S&P 500 Index Fund                    2,567      13.88
The George Putnam Fund of Boston             6,077      15.52
Borg-Warner Automotive, Inc. Stock Fund      1,844      32.00

   Contributions to, and earnings of, each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

   VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company matched contributions vest 100 percent upon completion of five years of vested service or upon permanent disability, death, or attaining age 65 provided, however, the participant is employed by the Company on that date.

   WITHDRAWALS - While participants are actively employed, no withdrawals may be made from either the Matched Contributions Accounts or the Retirement Health Account. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of the participants' vested account balances as permitted by the Plan subject to ERISA regulations.

   LOANS - Participants may borrow up to 50 percent of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the trustee for similar loans on the origination date. No loans are permitted from the Matched Contribution Account or the Retiree Health Account.

   PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENTS - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.2% and 6.9% for the years ended December 31, 1996 and 1995, respectively. The Investment Contracts Fund is fully benefit-responsive. The loans to participants are valued at cost plus accrued interest which approximates fair value. Investments in all other funds are stated at market value as reported by the Trustee.

   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

   PAYMENT OF BENEFITS - Benefits are recorded when paid.

3. TAX STATUS

   The Plan obtained a determination letter dated March 28, 1997 in which the Internal Revenue Service stated that the Plan, as amended through August 18, 1995, was in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes the Plan is currently designed and being operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. FUND INFORMATION

   Carrying value of Plan investments in the Master Trust as of December 31, 1996 and 1995, investment income from the Master Trust, contributions from participants, and contributions from the Company are as follows:


                                                                               DECEMBER 31
                                                                            1996          1995
   Carrying value of Plan investments in Master Trust (in thousands):
     Investment Contracts Fund                                             $101  *        $ 59   *
     Putnam Voyager Fund                                                    232  *          75   *
     Putnam S&P 500 Index Fund                                              111  *          36   *
     The George Putnam Fund of Boston                                       267  *          94   *
     Borg-Warner Automotive, Inc. Stock Fund                                154  *          59   *
     Loan Fund                                                               27
     Putnam Income Fund                                                       2
                                                                         ------        -------
   Total                                                                   $894           $323
                                                                         ======        =======


   * Represents 5% or more of Plan assets.


   Net appreciation in the carrying value of investments in the Master Trust for the year ended December 31, 1996 (in thousands):
     Putnam Voyager Fund                                                         $  1
     Putnam S&P 500 Index Fund                                                     14
     The George Putnam Fund of Boston                                               8
     Borg-Warner Automotive, Inc. Stock Fund                                       15
                                                                                 ----
   Total                                                                         $ 38
                                                                                 ====
Interest income from the Master Trust
for the year ended December 31, 1996 (in thousands):
Loan Fund                                                                        $  1
                                                                                 ----
Total                                                                            $  1
                                                                                 ====


Dividend income from the Master Trust
  for the year ended December 31, 1996 (in thousands):
  Investment Contracts Fund                                                       $   5
  Putnam Voyager Fund                                                                14
  The George Putnam Fund of Boston                                                   19
  Borg-Warner Automotive, Inc. Stock Fund                                             2
                                                                                  -----
Total                                                                             $  40
                                                                                  =====
Contributions from participants
  for the year ended December 31, 1996 (in thousands):
  Investment Contracts Fund                                                       $  58
  Putnam Voyager Fund                                                               142
  Putnam S&P 500 Index Fund                                                          57
  The George Putnam Fund of Boston                                                  140
  Borg-Warner Automotive, Inc. Stock Fund                                            80
  Putnam Income Fund                                                                  3
                                                                                  -----
Total                                                                             $ 480
                                                                                  =====
Contributions from the Company
for the year ended December 31, 1996 (in thousands):
  Investment Contracts Fund                                                       $  12
  Putnam Voyager Fund                                                                13
  Putnam S&P 500 Index Fund                                                           5
  The George Putnam Fund of Boston                                                   21
  Borg-Warner Automotive, Inc. Stock Fund                                            11
                                                                                  -----
  Total                                                                           $  62
                                                                                  =====
Participants' withdrawals
  for the years ended December 31, 1996 (in thousands):
  The George Putnam Fund of Boston                                                $   6
  Borg-Warner Automotive, Inc. Stock Fund                                             3
                                                                                  -----
Total                                                                             $   9
                                                                                  =====

5. MASTER TRUST

   The plans participating in the Master Trust as of December 31, 1996 are the Borg-Warner Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan ("PRSP"), the Borg-Warner Automotive

   Powertrain Systems Corporation, Seneca Plant Retirement Savings Plan ("SRSP"), the Borg-Warner Automotive Transmission Systems Corporation, Gallipolis Plant Retirement Savings Plan ("GRSP"), and the Borg-Warner Automotive Air/Fluid Systems Corporation of Michigan, Warren Savings Plan ("WSP"). During 1996, the Borg-Warner Retirement Savings Plan, Dixon Plant ("DRSP") was renamed as the Borg-Warner Automotive Air/Fluid Systems Corporation Retirement Savings Plan ("AFSRSP") and the Borg-Warner Retirement Savings Plan, Blytheville Plant was merged into the AFSRSP.

   Each plan's interest in the net assets of the Master Trust as of December 31, 1996 and 1995 is as follows:


                                                      PERCENT OF MASTER TRUST NET ASSETS
                                                              DECEMBER 31, 1996
                    ------------------------------------------------------------------------------------------------------------
                                               PUTNAM
                    INVESTMENT     PUTNAM      S&P 500     GEORGE      BWA INC.     PUTNAM
                    CONTRACTS      VOYAGER      INDEX      PUTNAM       STOCK       INCOME         LOAN      PENDING      TOTAL
NAME OF PLAN           FUND         FUND        FUND        FUND         FUND        FUND          FUND      ACCOUNT       PLAN
BWARSP                  21.51%      22.04%       9.33%      19.67%        4.01%      1.17%          .80%        .07%       78.60%
IRSP                     1.49        1.40         .58        1.26          .45        .02           .07         .00         5.27
AFSRSP                    .72         .88         .35         .83          .36        .09           .03         .01         3.27
MRSP                      .07         .36         .15         .40          .08        .00           .04         .00         1.10
MRIP                     1.20        4.06        1.32        3.96          .20        .17           .05         .00        10.96
SHSP                      .02         .06         .03         .07          .04        .00           .01         .00          .23
CRSP                      .01         .03         .02         .03          .01        .00           .00         .00          .10
RRSP                      .01         .14         .05         .07          .06        .01           .01         .00          .35
PRSP                      .01         .01         .01         .01          .00        .00           .00         .00          .04
SRSP                      .00         .00         .00         .00          .00        .00           .00         .00          .00
GRSP                      .01         .02         .01         .01          .00        .01           .00         .00          .06
WSP                       .00         .01         .01         .00          .00        .00           .00         .00          .02
                        -----       -----       -----       -----        -----      -----         -----       -----       ------
Total                   25.05%      29.01%      11.86%      26.31%        5.21%      1.47%         1.01%        .08%      100.00%
                        =====       =====       =====       =====        =====      =====         =====       =====       ======

                                                      PERCENT OF MASTER TRUST NET ASSETS
                                                              DECEMBER 31, 1995
                    ------------------------------------------------------------------------------------------------------------
                                               PUTNAM
                    INVESTMENT     PUTNAM      S&P 500     GEORGE      BWA INC.     PUTNAM
                    CONTRACTS      VOYAGER      INDEX      PUTNAM       STOCK       INCOME         LOAN      PENDING      TOTAL
NAME OF PLAN           FUND         FUND        FUND        FUND         FUND        FUND          FUND      ACCOUNT       PLAN
BWARSP                  26.94%      20.70%       8.10%      19.68%        3.37%       .77%          .73%        .11%       80.40%
IRSP                     1.72        1.28         .48        1.20          .42        .01           .06         .00        5.17
DRSP                      .50         .42         .08         .37          .13        .00           .01         .00        1.51
BRSP                      .23         .21         .09         .23          .08        .00           .01         .00         .85
MRSP                      .09         .31         .13         .32          .07        .00           .04         .00         .96
MRIP                     1.41        3.84        1.23        3.99          .10        .17           .04         .01       10.79
SHSP                      .02         .02         .01         .03          .02        .00           .00         .00         .10
CRSP                      .01         .02         .02         .02          .01        .00           .00         .00         .08
RRSP                      .01         .03         .01         .02          .03        .00           .00         .00         .10
PRSP                      .01         .01         .01         .01          .00        .00           .00         .00         .04
                        -----       -----       -----       -----        -----      -----         -----       -----       ------
Total                   30.94%      26.84%      10.16%      25.87%        4.23%       .95%         .89%         .12%      100.00 %
                        =====       =====       =====       =====        =====      =====         =====       =====       ======

   The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1996 and 1995 and components of investment income for the Master Trust for the year ended December 31, 1996 are summarized in Note 6.

6.  MASTER TRUST INFORMATION

    The following tables present the carrying value of investments of the Master Trust as of December 31, 1996 and 1995 and the components of investment income for the Master Trust for the year ended December 31, 1996:


                                                                DECEMBER 31
                                                             1996          1995
    Carrying value of investments (in thousands):
      Investment Contracts Fund                           $101,350      $102,880
      Putnam Voyager Fund                                  117,378        89,247
      Putnam S&P 500 Index Fund                             48,014        33,768
      The George Putnam Fund of Boston                     106,454        86,070
      Borg-Warner Automotive, Inc. Stock Fund               21,087        14,053
      Putnam Income Fund                                     5,934         3,204
      Loan Fund                                              4,067         2,971
      Pending Account/Money Market Fund                        341           422
                                                          --------      --------
    Total                                                 $404,625      $332,615
                                                          ========      ========



                                                      YEAR ENDED DECEMBER 31, 1996
                                           --------------------------------------------------
                                                    NET APPRECIATION
                                                     (DEPRECIATION)
                                                    IN CARRYING VALUE   DIVIDEND    INTEREST
                                                     OF INVESTMENTS      INCOME      INCOME
    Investment income (in thousands):
      Investment Contracts Fund                                         $ 6,304
      Putnam Voyager Fund                                 $ 4,602         7,307
      Putnam S&P 500 Index Fund                             8,274
      The George Putnam Fund of Boston                      5,158         9,429
      Borg-Warner Automotive, Inc. Stock Fund               3,193           299
      Putnam Income Fund                                     (106)          296
      Loan Fund                                                                        $291
      Pending Account                                                         7
                                                          -------       -------        ----
    Total                                                 $21,121       $23,642        $291
                                                          =======       =======        ====

                                    ******

                                                                        SCHEDULE

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
STERLING HEIGHTS PLANT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
(IN THOUSANDS)
--------------------------------------------------------------------------------
                                            COST                      FAIR
            DESCRIPTION                  (ESTIMATED)                  VALUE

INVESTMENT IN MASTER TRUST                  $860                       $894
                                            ====                       ====

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                      BORG-WARNER AUTOMOTIVE AUTOMATIC TRANSMISSION SYSTEMS CORPORATION, STERLING HEIGHTS PLANT SAVINGS PLAN AS AMENDED

Date: June 28, 1997   SIGNATURE                TITLE

            By:/s/    ROBIN J. ADAMS           Retirement Savings Plan Committee
                      --------------           Member
                      Robin J. Adams

                      WILLIAM C. CLINE         Retirement Savings Plan Committee
                      ----------------         Member
                      William C. Cline

                      GERALDINE KINSELLA       Retirement Savings Plan Committee
                      ------------------       Member
                      Geraldine Kinsella

                      REGIS J. TRENDA          Retirement Savings Plan Committee
                      ---------------          Member
                      Regis J. Trenda

                                 EXHIBIT INDEX


Exhibit Number                                             Page

(23.1)   Consent of Deloitte & Touche LLP